TORA TRADING SERVICES, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

Revenues:	
Service	$ 7,280,431
Expenses:	
Compensation	5,769,709
Travel and entertainment	268,484
Research fees	178,614
Rent	227,432
Professional fees	97,419
Deprecation	25,669
Other operating expense	376,049
Total expenses	6,943,376
Net income	$ 337,055

See notes to financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

Member's equity - January 1, 2015	$ 3,270,646
Stock based compensation	186,810
Net income	337,055
Member's equity - December 31, 2015	$ 3,794,511

See notes to financial statements.